



Ben Howard · 3rd

Co-founder & CTO at KinectAir - Entrepreneur | Product focused | Engineering team builder

Talks about #engineering, #teamculture, #startupfounders, #enterprenuership, and #productmanagement

Portland, Oregon, United States · Contact info

832 followers · 500+ connections

KinectAir

Experience

Co-founder & Chief Technology Officer | Product Development
KinectAir · Full-time
Dec 2019 - Present · 2 yrs 3 mos
Portland, Oregon Area

KinectAir is working to make flying private as easy as your favorite ride hailing app. I am currently building the product organization that will reimagine air travel in tandem with the technology organization that will implement it. My goal is to give product management a vision and the freedom to achieve it in concert with engineering iterations. ...see more



Technology Consultant
GLG (Gerson Lehrman Group)
Mar 2015 - Present · 7 yrs
Portland, Oregon Area

I work with clients interested in precision agriculture, cloud compute, drones and other technology by giving them an industry perspective that can quickly help them make decisions. Many clients are investors looking for the next big thing while others are manufactures who want research next generation products.

Vice President Of Engineering
Resson · Full-time
Jan 2017 - Dec 2019 · 3 yrs
San Francisco Bay Area

Business Impact
-Captured new strategic investors by encouraging team to invest in IOT devices for realtime image processing



Co-founder & Chief Technology Officer | Head of Product
HoneyComb Corporation · Full-time
Feb 2012 - Sep 2016 · 4 yrs 8 mos
Portland, Oregon Area

Business Impact
-Secured first funding by pitching UAV hardware and image processing software prototypes to investors



Graphics Software Engineer
Intel Corporation
Jun 2011 - May 2013 · 2 yrs

I worked in VPG and communicated with other teams to get access to the latest CPU hardware and driver builds. I designed and implemented a benchmark application that tested different parts of the CPU and the Intel integrated GPU against an Nvidia graphics card using C and OpenCL. High load algorithms were run on different compute architectures ranging from GPU's to Xeons and all the way down to the

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